Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Scotiabank delivers record Q2 earnings

    <<
    Second quarter highlights compared to the same period a year ago:

    -   Earnings per share (diluted) of $1.03, an increase of 16% from $0.89
    -   Net income of $1.04 billion, up 16% from $894 million
    -   Return on equity of 23.4%, versus 23.2%
    -   Productivity ratio of 53.8%, improved from 55.3%

    Quarterly dividend increased by 3 cents to 45 cents per common share.
    >>

    TORONTO, May 29 /CNW/ - Scotiabank today announced its second consecutive quarter of record earnings in 2007, with net income rising 16% to
$1,039 million compared with the same period last year. Quarter over quarter, net income increased $19 million or 2%.
    Earnings per share (diluted) was up 16% to $1.03 from $0.89 in the same period last year, and return on equity remained strong at 23.4%.
    "Our strategy of diversification across business lines and by geography continued to produce solid results," said Scotiabank President and CEO Rick
Waugh. "Domestic Banking, Scotia Capital and International Banking experienced strong asset growth, resulting in higher net interest income. As well, this quarter's results benefited from the positive contributions of recent acquisitions and low levels of credit losses.
    "Domestic Banking experienced continued strong growth in several categories, particularly in mortgages, due to a combination of organic growth and the acquisition of Maple Trust in 2006, as well as in personal lines of credit. This was combined with strong contributions from wealth management.
Market share gains were recorded in mortgages, personal term deposits, mutual funds and business deposits.
    "Scotia Capital achieved record results with contributions across most of its businesses, buoyed by higher client-driven activities. The business line benefited from a benign credit environment, continued loan recoveries and provision reversals, and higher interest recoveries compared to the same period last year.
    "The combination of organic growth and acquisitions fuelled solid year-over-year results in International Banking. We continue to see asset growth in all regions with the Caribbean benefiting from regional mortgage campaigns launched in previous quarters. We are also investing in future growth initiatives, expanding our branch network and launching marketing initiatives to attract and retain customers.
    "We continue to manage our capital prudently, maintaining strong capital ratios that support ongoing business development opportunities.
    "This quarter extends our record of generating shareholder value, and we are pleased to announce an increase to our quarterly shareholder dividend of
3 cents to 45 cents per common share. Based on our performance in the first half of the year, we remain on track to achieve our key performance targets for 2007."

    <<
    Year-to-date performance versus key 2007 financial and operational objectives was as follows:

    1.  TARGET: Earn a return on equity (ROE)(1) of 20 to 23%. For the six months Scotiabank earned an ROE of 23.3%.

    2.  TARGET: Generate growth in earnings per common share (diluted) of
        7 to 12%. Our year-over-year growth in earnings per share was 18%.

    3.  TARGET: Maintain a productivity ratio(1) of less than 58%.
        Scotiabank's ratio was 53.7% for the six months.

    4.  TARGET: Maintain sound capital ratios. At 10.1%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.

    (1) Refer to non-GAAP measures discussion below.

    FINANCIAL HIGHLIGHTS
                                As at and for the             For the
                                three months ended        six months ended
    -------------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
    (Unaudited)                2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Operating results
     ($ millions)
    Net interest income       1,794      1,776     1,531     3,570     3,040
    Net interest income
     (TEB(1))                 1,903      1,881     1,644     3,784     3,249
    Total revenue             3,102      3,109     2,717     6,211     5,451
    Total revenue(TEB(1))     3,211      3,214     2,830     6,425     5,660
    Provision for credit
     losses                      20         63        35        83       110
    Non-interest expenses     1,726      1,724     1,565     3,450     3,127
    Provision for income
     taxes                      286        277       200       563       425
    Provision for income
     taxes(TEB(1))              395        382       313       777       634
    Net income                1,039      1,020       894     2,059     1,746
    Net income available to
     common shareholders      1,028      1,012       887     2,040     1,731
    -------------------------------------------------------------------------
    Operating performance
    Basic earnings per
     share ($)                 1.04       1.02      0.90      2.06      1.75
    Diluted earnings per
     share ($)                 1.03       1.01      0.89      2.04      1.73
    Return on equity (%)(1)    23.4       23.0      23.2      23.3    22.4(3)
    Productivity ratio(%)
     (TEB(1))                  53.8       53.6      55.3      53.7      55.2
    Net interest margin on
     total average assets (%)
     (TEB(1))                  1.93       1.91      1.97      1.92      1.97
    -------------------------------------------------------------------------
    Balance sheet
     information
     ($ millions)
    Cash resources and
     securities             131,296    126,899   113,842
    Loans and
     acceptances(2)         226,310    222,690   192,237
    Total assets            411,710    396,470   356,979
    Deposits                291,603    277,019   247,648
    Preferred shares          1,290        945       600
    Common shareholders'
     equity                  18,705     18,850  15,789(3)
    Assets under
     administration         208,426    203,067   188,508
    Assets under management  30,448     29,158    26,936
    -------------------------------------------------------------------------
    Capital measures
    Tier 1 capital ratio (%)   10.1       10.4      10.2
    Total capital ratio (%)    11.4       11.7      11.9
    Tangible common equity to
     risk-weighted
     assets(1) (%)              8.0        8.4     8.5(3)
    Risk-weighted assets
     ($ millions)           213,078    206,843   180,112
    -------------------------------------------------------------------------
    Credit quality
    Net impaired loans(4)
     ($ millions)               579        579       579
    General allowance for
     credit losses
     ($ millions)             1,298      1,323     1,330
    Net impaired loans as
     a % of loans and
     acceptances(2)(4)         0.26       0.26      0.30
    Specific provision
     for credit losses as a %
     of average loans and
     acceptances
     (annualized)(2)           0.08       0.12      0.08      0.10      0.12
    -------------------------------------------------------------------------

    Common share information
    Share price ($)
      High                    54.73      53.39     48.67     54.73     49.80
      Low                     49.34      48.80     45.03     48.80     42.89
      Close                   53.39      50.76     46.52
    Shares outstanding
    (millions)
      Average - Basic           992        991       988       992       989
      Average - Diluted       1,001      1,001     1,001     1,001     1,002
      End of period             990        993       988
    Dividends per share ($)    0.42       0.42      0.36      0.84      0.72
    Dividend yield (%)          3.2        3.3       3.1       3.2       3.1
    Dividend payout
     ratio(5) (%)              40.6       41.2      40.1      40.9      41.1
    Market capitalization
     ($ millions)            52,840     50,397    45,950
    Book value per common
     share ($)                18.90      18.99   15.98(3)
    Market value to book
     value multiple             2.8        2.7       2.9
    Price to earnings
     multiple (trailing
     4 quarters)               13.7       13.5      13.9
    -------------------------------------------------------------------------
    Other information
    Employees                54,908     53,937    51,503
    Branches and offices      2,242      2,225     2,132
    -------------------------------------------------------------------------
    (1) Non-GAAP measure. Refer below for a discussion of these measures.
    (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.
    (3) Balance sheet figures and related ratios have been restated, where applicable, for the accounting policy related to stock-based compensation adopted in 2006. Refer to Note 1 of the interim consolidated financial statements below for further details.
    (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
    (5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
    >>

    Strategies for success
    -------------------------------------------------------------------------

    Scotiabank's second quarter results reflect the progress we have made toward achieving our objectives for 2007 and beyond, and our primary goal: to be the best Canadian-based international financial services company. We continue to take a balanced approach to managing our business, with a focus on executing our strategies to meet the needs of all our stakeholders, and on three key priorities: sustainable revenue growth, effective management of our capital and leadership.
    Sustainable revenue growth results from both organic growth initiatives and acquisitions across all three business lines. This quarter, we announced a number of international acquisitions, including a 10 per cent investment in
Puerto Rico's First BanCorp, and a 24.99 per cent stake in Thanachart Bank,
Thailand's eighth-largest bank and leading automobile lender. We also signed a strategic co-operation memorandum to explore a minority investment in Bank of
Dalian, China's seventh-largest city commercial bank.
    Additionally, we announced the expansion of our presence in Malaysia, with four new full-service commercial branches; opened a new representative office in Istanbul, Turkey, to facilitate the expansion of our trade finance, syndicated lending and correspondent banking businesses in the region; and
launched Scotia Private Client Group in the Bahamas, the first initiative in a planned expansion of our wealth management services platform across the
Caribbean, Central and Latin America.
    In Canada, we finalized our purchase of Travelers Leasing Corporation, a leading Canadian automobile financing company. We continued to build and improve our wealth management offering of Scotia Mutual Funds. We also strengthened our wealth management team by hiring several leading experts into key senior positions, with a mandate to significantly accelerate growth in the
Bank's asset management business.
    Scotia Capital participated in a number of significant deals, including the largest-ever Maple bond transaction - a $2.5 billion issue by Morgan
Stanley. This was also the largest corporate bond deal in Canada. During the quarter, the foreign exchange and derivatives teams were also recognized for their excellence.
    We were also proud that Scotiabank was once again recognized by Training magazine as a top training company. Providing our employees with relevant training and development opportunities is a critical component of our commitment to them.
    As we enter the second half of fiscal 2007 - a year that marks our 175th anniversary - we are confident that we can sustain our successes, and continue to achieve strong results that will meet our balanced goals.

    <<
    2007 Objectives - Our Balanced Scorecard
    -------------------------------------------------------------------------

    Financial

    -   Return on equity of 20-23%
    -   Diluted earnings per share growth of 7-12%
    -   Long-term shareholder value through increases in dividends and stock price appreciation

    Operational

    -   Productivity ratio of less than 58%
    -   Sound ratings
    -   Strong practices in corporate governance and compliance processes
    -   Sound capital ratios

    Customer

    -   High levels of customer satisfaction and loyalty
    -   Deeper relationship with existing customers
    -   New customer acquisition

    People

    -   High levels of employee satisfaction and engagement
    -   Enhance diversity of workforce
    -   Commitment to corporate social responsibility and strong community involvement

    ACHIEVEMENTS

    Domestic Banking

    -   We continued to solidify Scotiabank's status as Canada's leading bank for excellence in branch service, based on an independent study. As well, in the second quarter our internal customer service index, based on independently compiled responses from more than
        100,000 customers, increased by another percentage point over the record results reported at the end of 2006.
    -   We successfully finalized the acquisition of Travelers Leasing
        Corporation (TLC), a leading provider of innovative retail automobile financing solutions. The TLC acquisition will add new, high-margin retail lending business to Scotiabank, and further solidifies our position as a leader in the automobile financing market.
    -   Our mutual fund business continues to improve and perform well:
        -  Net sales grew strongly to $1.5 billion year to date, compared to net redemptions in the same period last year. Assets under administration grew 7% in the quarter, and our industry market share increased 7 basis points.
        -  Mutual fund performance also continued to improve, as one-year trailing returns to March 31 ranked in the first or second quartile for 75% of fund assets, placing us in a virtual tie for top spot with two other banks. Three-year trailing returns by the same measure were also solid, with 72% of fund assets ranked in the top two quartiles.
        -  To further develop and accelerate our fund business, we recently hired three highly respected and proven senior industry executives to bolster our investment team. We also hired and deployed a team of 39 new Investment Sales Coaches, with a mandate to enhance our branches' ability to identify customer investment needs and win investment business.

    International Banking

    -   Scotiabank reached an agreement to acquire approximately 25 per cent of Thanachart Bank, Thailand's eighth-largest bank and the leader in automotive lending, for approximately $240 million. The transaction is subject to regulatory approval and is expected to close during the third quarter.
    -   Our Costa Rican bank, Banco Interfin, was recently recognized as the
        Best Bank in Costa Rica by Global Finance magazine.
    -   In an effort to make credit facilities more easily available for small and medium-sized businesses in Jamaica, Scotiabank and
        MasterCard Worldwide announced the launch of the Scotiabank
        MasterCard Business Card and the Scotiabank/AAdvantage Business
        Executive MasterCard card.

    Scotia Capital

    -   Scotia Capital's corporate derivatives team was ranked No. 1 in
        Canada for the fifth year in a row by an independent third-party market survey. The same survey also ranked our foreign exchange team first in a number of key business indicators, including market penetration, relationship management and sales coverage.
    -   Scotia Capital Mexico was awarded the Best Latin American Equity Deal for 2006 by Latin Finance magazine. We were joint lead arranger and bookrunner for an innovative MXP$990 million acquisition transaction to finance the purchase of Controladora Milano S.A. de C.V. by a leading private equity firm.
    -   In mergers and acquisitions, Scotia Capital is acting as financial advisor to Empire Company on the proposed $1 billion privatization of
        Sobeys Inc. Scotia Waterous is acting as financial advisor to
        Statoil ASA on its $2.2 billion acquisition of North American Oil
        Sands Corporation.
    -   Scotia Capital acted as joint lead arranger on a $2.5 billion Maple bond issue by Morgan Stanley, the largest ever Maple bond
        transaction, as well as the largest corporate bond deal in Canada.

    Employee highlights

    -   Scotiabank was recognized for the fourth consecutive year by Training magazine as a top training company in the world, continuously improving its ranking over the last three years. We achieved the best showing by a Canadian financial institution.
    -   Grupo Scotiabank was named among Mexico's top 100 workplaces for the fourth year in a row, according to the annual ranking by the Great
        Place to Work Institute. Scotiabank placed first among the country's financial institutions and third among companies with more than
        2,500 employees.

    Community involvement

    -   Scotiabank presented the annual Sheena's Place Breakfast on Feb. 9 in
        Toronto. Over the past six years, the breakfast has raised more than
        $1 million in support of Sheena's Place, a non-institutional, non-residential centre offering hope and support to individuals and groups affected by eating disorders and related issues. More than
        $200,000 was raised at this year's event.
    -   Scotiabank employees were active volunteers at the recent
        2007 Cricket World Cup West Indies, which took place over seven weeks on several Caribbean islands. Scotiabank was the regional official sponsor of the high-profile event, continuing our long association with the sport in the region. We continue to be the official bank of
        West Indies Cricket, and the exclusive sponsor of Scotiabank Kiddy
        Cricket, which has introduced cricket to more than 20,000 children in
        14 countries across the Caribbean since 2000.
    >>

    MANAGEMENT'S DISCUSSION & ANALYSIS

    -------------------------------------------------------------------------
    Forward-looking statements

    This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities
Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results
(including those in the area of risk management), and the outlook for the
Bank's businesses and for the Canadian, United States and global economies.
Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."
    By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 53 of the Bank's 2006 Annual Report.
    The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The
Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the
Bank.

    The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
    -------------------------------------------------------------------------

    Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

    Non-GAAP Measures

    The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis and they are defined below:

    Taxable equivalent basis

    The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes, hence there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for the three months ended April 30, 2007 is
$109 million versus $113 million in the same quarter last year and $105 million last quarter. For the six months ended April 30, 2007, the TEB gross-up amount is $214 million versus $209 million for the same period last year.
    For purposes of segmented reporting, a segment's net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the 'Other' segment.

    Productivity ratio (TEB)

    Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

    Net interest margin on total average assets (TEB)

    This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

    Return on equity

    Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. These items do not have an impact on the reported earnings in the period. As a result, the Bank calculates its return on equity using average common shareholders' equity excluding:
    <<
    -   unrealized gains/losses on available-for-sale securities, and
    -   unrealized gains/losses on derivative instruments designated as cash flow hedges.
    >>

    Economic equity and Return on economic equity

    For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
    Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments' operations and the
Bank's total equity is reported in the 'Other' segment.

    Tangible common equity to risk-weighted assets

    Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.
    Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by the Superintendent of Financial
Institutions Canada.

    Group Financial Performance and Financial Condition

    Scotiabank continued its strong start to 2007 this quarter, resulting in record net income for the six months of $2,059 million, $313 million or 18%
higher than the same period last year. The Bank's earnings continued to benefit from strong asset growth and resultant higher net interest income, lower provisions for credit losses and the contribution from acquisitions made in 2006.
    This quarter's net income was $1,039 million, up $145 million or 16% from the same period a year ago, driven primarily from an increase in net interest income, which benefited from higher interest recoveries this quarter. Net income rose $19 million or 2% from the prior quarter, due mainly to lower provisions for credit losses, in part from higher recoveries, partially offset by reduced securities gains.

    Total revenue

    This quarter, total revenue (on a taxable equivalent basis) was
$3,211 million, up $381 million or 13% from the same quarter last year. There was strong growth in net interest income, coupled with broad-based increases in revenues from customer-driven activities and contributions from recent acquisitions. Partially offsetting these increases were lower securities gains.
    Total revenue was in line with last quarter, as higher net interest income from asset growth, and increased transaction-based revenues mostly offset the impact of three fewer days and lower securities gains this quarter.
    For the six months, total revenue of $6,425 million was $765 million or
14% higher than the same period last year.

    Net interest income

    This quarter's net interest income (on a taxable equivalent basis) was
$1,903 million, up $259 million or 16% over the same quarter last year. The increase was driven in part by recent acquisitions in Peru and Costa Rica, higher interest recoveries in the U.S. and continued growth in retail lending assets. In Canada, retail lending growth was primarily in residential mortgages and personal lines of credit. Internationally, personal lending increased in Mexico and across the Caribbean, the latter benefiting from region-wide mortgage campaigns in prior quarters.
    Net interest income grew 1% from the first quarter. The positive contribution from increased lending volumes and higher interest recoveries, was mostly offset by the impact of the shorter second quarter and lower gains from derivatives used for asset/liability management.
    For the six months, net interest income rose to $3,784 million, up
$535 million or 16% from the same period last year, driven both by organic asset growth and the contribution of recent acquisitions.
    While the Bank's net interest margin, at 1.93% in the second quarter, was down from 1.97% in the same quarter of last year, it increased from 1.91% in the first quarter. The decline in the margin from last year resulted from narrowing spreads in the Caribbean and Central America, and higher wholesale funding costs. This quarter, the margin was in line with the previous quarter, and reflects, in part, higher interest recoveries.

    Other income

    Other income was $1,308 million this quarter, up 10% or $122 million from the same quarter last year. The broad-based increase was driven by growth in the underlying client base, including the impact from recent acquisitions, particularly in Peru and Costa Rica. There were higher transaction-based fee revenues, increases in underwriting activities, continued growth in retail brokerage fees, and a solid rise in mutual fund revenue, resulting from increased sales and market appreciation. Offsetting this growth were a decline in securities gains this quarter, and slightly lower trading revenues and credit fees.
    Quarter over quarter, other income was down slightly, due primarily to lower securities gains.
    For the six months, other income was $2,641 million, an increase of
$230 million or 10% from the same period last year. Broad-based increases in transaction-based revenues and the inclusion of recent acquisitions more than offset the lower trading revenues as compared to the high levels experienced across all categories last year.

    Provision for credit losses

    The provision for credit losses was $20 million this quarter, a decrease of $15 million from the same period last year and $43 million from last quarter. The low levels in the second quarter were due to the combination of a reduction in the general allowance of $25 million and continued net provision reversals and recoveries in the Scotia Capital portfolio. Further discussion on credit risk is provided below.

    Non-interest expenses and productivity

    Non-interest expenses were $1,726 million this quarter, $161 million or
10% higher than the same period last year. The inclusion of recent acquisitions contributed almost half of the year-over-year growth in expenses.
    The remaining increase was primarily in salaries and other employee benefits, along with higher costs in premises and advertising and promotion to support ongoing business and growth initiatives. The Bank continued to invest in future growth through branch expansion in Canada, Mexico and the Caribbean.
    Non-interest expenses were slightly up from the first quarter. The impact of the shorter quarter and the decrease in stock-based compensation expense was largely offset by increased costs associated with branch expansion.
    Year to date, non-interest expenses of $3,450 million increased
$323 million or 10% from the same period last year, primarily from the inclusion of recent acquisitions and higher salaries and employee benefit costs from business expansion activities.
    The productivity ratio, a measure of the Bank's efficiency, was 53.8%, an improvement from 55.3% in the same quarter last year but slightly up from
53.6% last quarter. The Bank's operating leverage this quarter - the rate of growth in total revenue on a tax equivalent basis less the rate of growth in expenses - was 3.2% year over year, although it was slightly negative quarter over quarter. On a year-to-date basis, operating leverage was a positive 3.2%.

    Taxes

    The effective tax rate for this quarter was 21.1%, up from 17.9% in the same quarter last year and in line with 21.0% in the first quarter. The same quarter last year benefited from certain securities gains that were taxed at lower rates, and a higher utilization of previously unrecognized tax loss carryforwards in Mexico. As well, this quarter was negatively impacted from announced tax rate reductions, which decreased the value of the Bank's future tax assets.
    The tax rate for the six months was 21.0% compared to 19.2% for the same period last year.

    Risk management

    The Bank's risk management policies and practices are unchanged from those outlined in pages 53 to 63 of the 2006 Annual Report.

    Credit risk
    The provision for credit losses was $20 million in the second quarter, compared to $35 million in the same period last year and $63 million in the previous quarter. This quarter's provision comprised $45 million in specific provisions and a reduction of $25 million in the general allowance for credit losses.
    The specific provision for credit losses of $45 million in the second quarter was up from $35 million in the second quarter of last year, but lower than the $63 million in the previous quarter.
    Scotia Capital had provision reversals and recoveries totaling
$51 million in the second quarter, compared to $54 million in the same quarter last year and $30 million in the previous quarter. The current quarter's provision reversals and recoveries were primarily in the U.S. portfolio. There were no new provisions in the quarter.
    Credit losses of $66 million in the Domestic portfolios were down from both the $88 million in the same quarter last year, and the $74 million in the prior quarter, due primarily to provision reversals in the commercial portfolio. While retail provisions were higher than a year ago from growth in the portfolio, they were in line with the first quarter.
    International operations had a provision for credit losses of $30 million in the second quarter, higher than both the $1 million provision in the same period last year and the $19 million provision in the previous quarter. The second quarter of 2006 benefited from retail and commercial provision reversals in the Caribbean and Central America. The quarter-over-quarter increase was due mainly to higher retail provisions in Mexico as the prior quarter benefited from higher reversals for provisions no longer required. As well, there were higher retail provisions in the Caribbean and Peru, primarily from growth in retail lending assets.
    The general allowance for credit losses was reduced by $25 million in the quarter to $1,298 million as a result of favourable conditions in the economic environment and the continuing favourable credit quality of the commercial and corporate portfolio.
    Total net impaired loans, after deducting the allowance for specific credit losses, were $579 million as at April 30, 2007, unchanged from last quarter and the same quarter last year.

    Market risk
    Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the second quarter, the average one-day VaR was $11.3 million compared to $8.0 million for the same quarter last year, due to higher interest rate exposure. Compared to the first quarter, the average one-day VaR increased mainly in equity exposure. The commodities VaR is comprised almost entirely of precious metals activity.

    <<
                                          Average for the three months ended
    -------------------------------------------------------------------------
    Risk factor                               April 30 January 31   April 30
    ($ millions)                                  2007       2007       2006
    -------------------------------------------------------------------------
    Interest rate                             $    7.2   $    7.2   $    4.5
    Equities                                       5.2        3.6        5.4
    Foreign exchange                               1.2        1.9        1.9
    Commodities                                    1.5        0.7        1.4
    Diversification                               (3.8)      (4.2)      (5.2)
    -------------------------------------------------------------------------
    All-Bank VaR                              $   11.3   $    9.2   $    8.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    There were three trading loss days in the second quarter, compared to one day in the previous quarter. The losses were well within the range predicted by VaR.

    Liquidity risk
    The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at April 30, 2007, liquid assets were $117 billion or 28% of total assets, compared to $104 billion or 26% of total assets at January 31,
2007. These assets are comprised: 73% securities and 27% cash and deposits with banks (January 31, 2007 - 74% and 26%, respectively).
    In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2007, total assets pledged or sold under repurchase agreements were $71 billion, compared to
$68 billion at January 31, 2007. The quarter-over-quarter increase was attributable to higher levels of pledges for securities borrowing and securities lending transactions.

    Related party transactions

    There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 67 and 114 of the 2006 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

    Balance sheet

    The Bank's total assets at April 30, 2007, were $412 billion, up
$15 billion or 4% from the prior quarter, primarily from increases in trading securities and loans, partially offset by the negative impact of foreign currency translation of $9 billion and lower available-for-sale securities.
Compared to October 31, 2006, assets grew by $33 billion or 9%.
    Total securities rose $5 billion from October 31, 2006. Trading securities increased $9 billion to support customer-driven activity and trading operations. Partially offsetting the growth in trading securities was a decline of $4 billion in available-for-sale securities since year end. This reduction was due primarily to the deconsolidation of a variable interest entity that was restructured in the quarter. As at April 30, 2007, the unrealized gains on available-for-sale securities were $1,208 million, compared to $1,091 million at October 31, 2006, notwithstanding realized gains of $206 million in the six-month period.
    The Bank's loan portfolio grew $13 billion or 6% from October 31, 2006.
Increases were experienced across all lending categories. Mortgages were up
$5 billion, driven by Domestic residential mortgages, which rose $7 billion
(before securitization of $2 billion) due to continued demand arising from the strong domestic housing market. Business and government loans rose $7 billion, with almost half of this increase in commercial loans in Domestic Banking and
International Banking, most notably in Asia and the Caribbean and Central
America. As well, Scotia Capital's portfolio was up $3 billion.
    Total liabilities were $392 billion as at April 30, 2007, an increase of
$30 billion from October 31, 2006. There was $28 billion growth across deposit categories, including wholesale deposits to fund the growth in banking and trading assets. As well, securities sold short, which are used in the trading activities of Scotia Capital, rose $8 billion.
    Total shareholders' equity rose $2 billion from October 31, 2006. The increase was due primarily to the strong half-year earnings, and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of $790 million relating primarily to available-for-
sale securities. There were also $690 million non-cumulative preferred shares issued in the six-month period.

    Capital management

    The Bank continues to have strong capital ratios, which support ongoing business development opportunities through both organic growth and acquisitions.
    The Tier 1 ratio was 10.1% this quarter, a slight decline from 10.2% at
October 31, 2006, as strong levels of internally generated capital, as well as the issuance of $690 million non-cumulative preferred shares, were more than offset by higher risk-weighted assets from growth across the business lines.
    The tangible common equity (TCE) ratio, which represents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be strong. This ratio was 8.0% at April 30, 2007, compared to 8.3% at October 31, 2006.
    During the quarter, the Bank purchased 4.4 million common shares at an average price of $53.52, pursuant to the normal course issuer bid initiated in the first quarter of 2007. This compares to 1.9 million shares purchased in the second quarter of last year at an average cost of $45.66. No shares were purchased in the first quarter.

    Financial instruments

    Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section on page 8.
    Commencing November 1, 2006, the Bank adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA),
which are discussed more fully in Note 1 to the interim consolidated financial statements below.
    The methods of determining the fair value of financial instruments, as detailed on page 65 of the 2006 Annual Report, are also applicable to financial instruments not previously carried at fair value. Management's judgment on valuation inputs is necessary when observable market data is not available, and management applies judgment in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
    During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
    Total derivative notional amounts were $1,189 billion at April 30, 2007, compared to $1,045 billion at October 31, 2006, with broad-based growth in all derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset/liability management was generally unchanged. The credit equivalent amount after taking into account master netting arrangements was $21 billion, compared to $14 billion last year end.

    Off-balance sheet arrangements

    In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that were not in the ordinary course of business. Processes for review and approval of these contractual arrangements remain unchanged from last year.
    During the quarter, the Bank did not enter into any significant new arrangements with VIEs that were not consolidated by the Bank in its balance sheet. As a result of a change in the structure of one of the multi-seller conduits administered by the Bank, it was determined that the Bank was no longer the primary beneficiary of the VIE. Accordingly, the VIE was no longer included in the Bank's consolidated balance sheet as at April 30, 2007 and resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion. In addition, this resulted in an increase in indirect credit commitments of $8 billion from the year end.
    The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $605 million in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $11,483 million as at April 30, 2007, versus $11,913 million at
October 31, 2006.
    Excluding the impact of the deconsolidation discussed above, guarantees and other indirect commitments increased 8% from October 31, 2006. Pursuant to the new CICA accounting standards relating to financial instruments, a liability is now recorded for the fair value of the obligation assumed at the inception of certain guarantees.
    As at April 30, 2007, the Bank has recorded an increase in other liabilities of $80 million and a corresponding increase in other assets relating to the implementation of the new accounting standards as they apply to guarantees. Fees from guarantees and loan commitment arrangements recorded in other income were $53 million for the three-month period ended April 30,
2007, compared to $52 million for the same period a year ago.

    Common dividend

    The Board of Directors, at its meeting on May 29, 2007, approved an increase in the dividend of 3 cents per common share, for a quarterly dividend of 45 cents per common share. This quarterly dividend applies to shareholders of record as of July 3, 2007, and is payable July 27, 2007. The Bank continues its track record of providing its shareholders with continued dividend growth.

    Outlook

    International economic conditions remained positive, with particularly strong growth in the markets where we are active. Despite a slowdown in the
U.S., the country's exports continue to drive moderate growth. In Canada, resource-rich regions are benefiting from strong exports, while manufacturing-
dominated provinces are being negatively affected by the U.S. slowdown and competitive issues. Overall, we anticipate these conditions to continue and provide a favourable operating environment for our activities in Canada and internationally.
    The high level of recoveries recorded in the first six months of the year are not expected to be sustained, however, the Bank is very well positioned to achieve its whole year 2007 objectives.

    <<
    Business Segment Review

    Domestic Banking
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent    April 30 January 31  April 30  April 30  April 30
     basis)(1)                 2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Business segment income
    Net interest income    $    942   $    953  $    884  $  1,895  $  1,793
    Provision for credit
     losses                      66         74        88       140       152
    Other income                530        518       485     1,048       957
    Non-interest expenses       870        870       845     1,740     1,678
    Provision for income
     taxes                      169        164       138       333       291
    -------------------------------------------------------------------------
    Net income             $    367   $    363  $    298  $    730  $    629
    Preferred dividends
     paid                         3          2         2         5         4
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $    364   $    361  $    296  $    725  $    625
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)        32.0%      31.1%     27.3%     31.6%     28.9%
    Average assets
     ($ billions)          $    149   $    146  $    132  $    148  $    131
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to above for discussion of non-GAAP measures.
    >>

    Domestic Banking, which includes Wealth Management, reported strong net income available to common shareholders of $364 million this quarter, an increase of $68 million or 23% from the second quarter last year. Results were on par with the first quarter, despite three fewer days in the quarter. The segment contributed 35% of the Bank's total quarterly net income. Return on equity increased to 32.0% from 27.3% last year and 31.1% last quarter.

    Average assets before securitization rose 13% compared to the same quarter last year, due primarily to growth of $14 billion or 17% in residential mortgages. Strong mortgage growth was recorded in all sales channels, including Maple Trust which accounted for half of the growth, and resulted in increased market share. Personal revolving credit and business lending volumes also increased. Market share of retail deposits was up as volumes grew 6%, mainly in term deposits. Non-personal current accounts rose
10%. Quarter over quarter, average assets before securitization rose 2% and deposits increased 1% for mainly the reasons noted above.
    Total revenue was up $103 million or 8% from the same quarter last year, mainly as a result of strong volume growth and higher fee income related to wealth management activities. Total revenue was in line with the first quarter.
    Net interest income of $942 million was up $58 million or 7% from the same period last year, driven by strong volume growth in both assets and deposits. Average volume growth was reported for most products, including mortgages, personal lines of credit, personal deposits, small business loans and deposits, commercial loans, acceptances, and non-personal deposits. The impact of this growth was partially offset by a decrease in the interest margin. The decline in the margin was caused by higher funding costs due to the impact of rising rates in the first half of fiscal 2006, a persistently flat interest rate yield curve and growth in relatively lower spread products due to customer demand. Quarter over quarter, net interest income fell by 1%, reflecting three fewer days in the second quarter, partially offset by asset and deposit growth.
    The provision for credit losses was $66 million this quarter, down both from $88 million reported in the second quarter last year and $74 million last quarter. This was due to several small reversals in the commercial portfolio this quarter. Retail provisions increased year over year from growth in the portfolio.
    Other income was $530 million this quarter, an increase of $45 million or
9% compared to the same quarter last year, reflecting strong growth in wealth management revenues, as well as increases in retail and small business banking. Wealth management revenues were at a record level this quarter with strong retail brokerage revenues from higher customer activity and new issues.
As well, mutual fund revenues increased from higher average balances, resulting from strong net sales and market appreciation. In addition, there were increases in personal and non-personal transaction service revenues and card revenues. On a quarter-over-quarter basis, other income increased 2%.
    Non-interest expenses rose 3% from the second quarter last year due mainly to business growth, including acquisitions and additions to the branch network and sales force. There were also normal salary increases, higher performance-based compensation and increased advertising expenses. Partly offsetting were lower pension and benefit expenses due in part to higher returns from increased pension asset levels. Quarter over quarter, expenses were unchanged.

    <<
    International Banking
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent    April 30 January 31  April 30  April 30  April 30
     basis)(1)                 2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Business segment income
    Net interest income    $    679   $    670  $    542  $  1,349  $  1,071
    Provision for credit
     losses                      30         19         1        49        28
    Other income                300        297       220       597       435
    Non-interest expenses       577        562       443     1,139       895
    Provision for income
     taxes                       44         43        25        87        35
    Non-controlling interest
     in net income of
     subsidiaries                31         25        23        56        43
    -------------------------------------------------------------------------
    Net income             $    297   $    318  $    270  $    615  $    505
    Preferred dividends
     paid                         4          2         2         6         4
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $    293   $    316  $    268  $    609  $    501
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)        18.7%      22.2%     26.2%     20.4%     24.5%
    Average assets
     ($ billions)          $     69   $     65  $     54  $     67  $     53
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to above for discussion of non-GAAP measures.
    >>

    International Banking's net income available to common shareholders in the second quarter of 2007 was $293 million, an increase of $25 million or 9%
from last year, but $23 million or 7% lower than last quarter. The year-over-
year increase was due to the contribution of the recent acquisitions in Peru,
Costa Rica, Dominican Republic and Jamaica, as well as strong organic growth.
Higher loan losses and a higher effective tax rate partially offset the increases. The decline from last quarter was due primarily to higher loan loss provisions in Mexico which benefited from higher reversals in the prior quarter, and higher expenses in Mexico and the Caribbean. International
Banking accounted for 29% of the Bank's total net income and had a return on equity of 18.7%.
    Average asset volumes of $69 billion increased $15 billion or 29% from last year. Excluding the $6 billion contributed by recent acquisitions, volumes were up $9 billion or 19%. This was a result of organic loan growth of
26%, driven by credit cards and mortgages which rose 29% and 24%, respectively, as well as 18% growth in commercial loans primarily in Asia and the Caribbean and Central America. Compared to last quarter, average assets increased $4 billion or 6%, due in part to $1 billion from the acquisition in
Jamaica. Organic growth of $3 billion was driven by 16% higher commercial loans in Asia and a 4% increase in mortgages.
    Total revenues were $979 million this quarter, an increase of
$217 million or 29% from last year and up $12 million or 1% from last quarter.
Major contributors to the year-over-year growth were acquisitions in Peru,
Caribbean and Central America, as well as strong organic asset and deposit growth in Mexico, the Caribbean and Asia. The quarter-over-quarter increase was primarily in the Caribbean and Peru.
    Net interest income was $679 million this quarter, up $137 million or 25%
from last year, due to strong loan growth across the segment, as well as the impact of recent acquisitions. Compared to last quarter, net interest income grew $9 million or 1%, driven by strong loan growth in Mexico, Asia and the
Caribbean. Interest margins were down from last year, and, to a lesser extent, from last quarter. Excluding the net losses from derivatives used for asset/liability management, margins were down only slightly year over year, primarily in the Caribbean and Central America, and were flat quarter over quarter.
    The provision for credit losses was $30 million in the second quarter,
$29 million higher than the same period last year, which was favourably impacted by provision reversals in the Caribbean and Central America, combined with low provisions in the other regions. Quarter over quarter, provisions were up $11 million, due mainly to higher retail provisions in Mexico as the prior quarter benefited from higher reversals for provisions no longer required. As well, there were higher retail provisions in the Caribbean and
Peru, primarily from growth in retail lending assets.
    Other income increased $80 million or 36% from last year to $300 million.
This was partly a result of recent acquisitions. In addition, there was growth in customer-driven transaction revenues in Mexico and the Caribbean and
Central America. Compared to last quarter, other income increased $3 million due to growth in Mexico, partly offset by lower other income in Chile and
Peru.
    Non-interest expenses were $577 million this quarter, up 30% or
$134 million from last year and $15 million or 3% from last quarter. Almost half of the year-over-year increase was due to the inclusion of recent acquisitions in Peru and the Caribbean and Central America. Approximately one-
third of the increase was due to ongoing business growth initiatives, including the opening of over 50 new branches in Mexico. In addition, there were normal salary increases, higher performance-based compensation and pension costs. The increase from last quarter reflects higher performance-
based compensation in Scotiabank Mexico, due to the finalization of year-end payouts in the first quarter of 2007, the opening of 11 new branches in
Mexico, as well as ongoing business growth initiatives in the Caribbean.
    The effective tax rate this quarter was 12%, up from 8% in the same period last year, and marginally higher than the 11% last quarter. The increase from last year was due to growth in earnings in higher tax jurisdictions and an increased effective tax rate in Mexico. The latter was due to more tax loss carryforwards available for utilization last year, and more income was earned this year in subsidiaries without tax loss carryforwards.

    <<
    Scotia Capital
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent    April 30 January 31  April 30  April 30  April 30
     basis)(1)                 2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Business segment income
    Net interest income    $    296   $    269  $    229  $    565  $    438
    Provision for credit
     losses                     (51)       (30)      (54)      (81)      (70)
    Other income                360        361       351       721       762
    Non-interest expenses       262        259       253       521       507
    Provision for income
     taxes                      125        105       104       230       226
    -------------------------------------------------------------------------
    Net income             $    320   $    296  $    277  $    616  $    537
    Preferred dividends
     paid                         2          2         1         4         3
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $    318   $    294  $    276  $    612  $    534
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)        33.4%      30.7%     35.4%     32.0%     33.8%
    Average assets
     ($ billions)          $    153   $    150  $    128  $    152  $    121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to above for discussion of non-GAAP measures.
    >>

    Scotia Capital earned record net income available to common shareholders of $318 million, $42 million or 15% ahead of the same period last year, and
$24 million or 8% higher than last quarter. This represents 31% of the Bank's overall results this quarter. Return on equity at 33.4% was slightly lower than the strong results achieved in the second quarter last year, but above last quarter's 30.7%.
    Total average assets increased 19% to $153 billion over the second quarter last year. Securities and loans in our trading business rose
$15 billion to support both client-driven activity and trading opportunities.
In addition, there was a $6 billion or 24% increase in corporate lending.
Canada experienced growth in corporate loans and acceptances of $2 billion or
20% over the second quarter last year. There was also $3 billion or 37% growth in the U.S. The increase in total assets compared to the prior quarter was due to growth in trading securities.
    Total revenues of $656 million were $76 million or 13% higher than the same quarter last year, due mainly to growth in Global Corporate and
Investment Banking. This was due to increased lending volumes, higher interest recoveries on impaired loans, and growth in investment banking revenues, including new issue, merger and acquisition (M&A) and advisory fees. Global
Capital Markets revenues were also up modestly from last year, with continued
strong results in the precious metals business, and a solid quarter in fixed income. The $26 million or 4% increase in revenues from last quarter reflected the impact of higher interest recoveries on impaired loans, and improved results in investment banking.
    Net interest income of $296 million was well above last year due to higher interest recoveries from impaired loans, increased current account deposits, higher loan volumes, somewhat offset by tighter credit margins, and higher interest from trading operations. The increase from last quarter reflected primarily higher interest recoveries from impaired loans.
    This quarter, loan loss reversals and recoveries were $51 million, compared to $54 million in the same period last year and $30 million last quarter. Net reversals were realized primarily in the U.S. this quarter and last quarter, and in both the U.S. and Europe in the second quarter of last year. There were no new provisions during the quarter.
    Other income was $360 million or 3% higher than last year. Global
Corporate and Investment Banking increased 8%, reflecting primarily higher investment banking revenues. Other income from Global Capital Markets'
businesses was unchanged from last year. Compared to last quarter, other income decreased by $1 million as lower corporate banking fees and equity trading revenues were almost offset by higher M&A and advisory revenues.
    Non-interest expenses were $262 million, a modest 3% increase from the same quarter last year, primarily due to higher salaries and technology costs, partially offset by lower benefits and performance-related compensation.
Compared to last quarter, expenses were up $3 million, as higher performance-
based compensation was largely offset by signing bonuses paid in the first quarter to expand specialist expertise.

    <<
    Other(1)
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent    April 30 January 31  April 30  April 30  April 30
     basis)(2)                 2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Business segment income
    Net interest income(3) $   (123)  $   (116) $   (124) $   (239) $   (262)
    Provision for credit
     losses                     (25)         -         -       (25)        -
    Other income                118        157       130       275       257
    Non-interest expenses        17         33        24        50        47
    Provision for income
     taxes(3)                   (52)       (35)      (67)      (87)     (127)
    -------------------------------------------------------------------------
    Net income             $     55   $     43  $     49  $     98  $     75
    Preferred dividends
     paid                         2          2         2         4         4
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $     53   $     41  $     47  $     94  $     71
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Average assets
     ($ billions)          $     33   $     30  $     29  $     31  $     27
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
    (2) Refer to above for a discussion of non-GAAP measures.
    (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2007 ($109), January 31, 2007 ($105), and April 30, 2006 ($113), and for the six months ended April 30,
        2007 ($214), and April 30, 2006 ($209), to arrive at the amounts reported in the Consolidated Statement of Income.
    >>

    Net income available to common shareholders was $53 million in the second quarter, $6 million higher than the same quarter last year, and $12 million above last quarter. These increases related primarily to the reduction in the general allowance this quarter, partly offset by lower securities gains.
    Total revenues declined $11 million from the same quarter last year and
$46 million from last quarter. Net interest income was in line with both last year and the prior quarter. Included in net interest income is the elimination of the tax-exempt income gross-up that is included in the operating segments'
results which report on a taxable equivalent basis. The elimination was
$109 million in the second quarter, compared to $113 million last year, and
$105 million in the prior quarter.
    Other income decreased by $12 million from the same quarter last year, due mainly to gains realized on the Bank's Shinsei holdings last year. The quarter-over-quarter decrease of $39 million reflects lower securities gains, partially offset by higher securitization revenues.
    Non-interest expenses were lower than both the same period last year and the previous quarter. The lower expense level was due in part to lower performance-based compensation.

    <<
    Total
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
    (Unaudited)            April 30 January 31  April 30  April 30  April 30
    ($ millions)               2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Business segment income
    Net interest income    $  1,794   $  1,776  $  1,531  $  3,570  $  3,040
    Provision for credit
     losses                      20         63        35        83       110
    Other income              1,308      1,333     1,186     2,641     2,411
    Non-interest expenses     1,726      1,724     1,565     3,450     3,127
    Provision for income
     taxes                      286        277       200       563       425
    Non-controlling interest
     in net income of
     subsidiaries                31         25        23        56        43
    -------------------------------------------------------------------------
    Net income             $  1,039   $  1,020  $    894  $  2,059  $  1,746
    Preferred dividends
     paid                        11          8         7        19        15
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $  1,028   $  1,012  $    887  $  2,040  $  1,731
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)        23.4%      23.0%     23.2%     23.3%     22.4%
    Average assets
     ($ billions)          $    404   $    391  $    343  $    398  $    332
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to above for a discussion of non-GAAP measures.

    Geographic Highlights
                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
    (Unaudited)                2007       2007      2006      2007      2006
    -------------------------------------------------------------------------
    Net income available to
     common shareholders
     ($ millions)
    Canada                 $    561   $    544  $    465  $  1,105  $  1,006
    United States               139        163       120       302       177
    Mexico                      124        147       130       271       269
    Other international         211        212       195       423       319
    Corporate adjustments        (7)       (54)      (23)      (61)      (40)
    -------------------------------------------------------------------------
                           $  1,028   $  1,012  $    887  $  2,040  $  1,731
    -------------------------------------------------------------------------
    Average assets
    Canada                 $    256   $    252  $    220  $    254  $    215
    United States                32         33        32        33        30
    Mexico                       22         22        21        22        20
    Other international          85         77        64        81        62
    Corporate adjustments         9          7         6         8         5
    -------------------------------------------------------------------------
                           $    404   $    391  $    343  $    398  $    332
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Quarterly Financial Highlights
                                     For the three months ended
    -------------------------------------------------------------------------
                      April    Jan.   Oct.  July  April    Jan.   Oct.  July
                         30     31     31     31     30     31     31     31
                       2007   2007   2006   2006   2006   2006   2005   2005
    -------------------------------------------------------------------------
    Total revenue
     ($ millions)    $3,102 $3,109 $2,868 $2,889 $2,717 $2,734 $2,660 $2,608
    Total revenue
     (TEB(1))
     ($ millions)     3,211  3,214  2,999  2,989  2,830  2,830  2,735  2,689
    Net income
     ($ millions)     1,039  1,020    897    936    894    852    811    784
    Basic earnings
     per share ($)     1.04   1.02   0.90   0.94   0.90   0.85   0.81   0.78
    Diluted earnings
     per share ($)     1.03   1.01   0.89   0.93   0.89   0.84   0.80   0.77
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer above for a discussion of non-GAAP measures.

    Share Data

                                                                       As at
    -------------------------------------------------------------------------
                                                                    April 30
    (thousands of shares outstanding)                                   2007
    -------------------------------------------------------------------------
    Common shares                                                  989,697(1)
    -------------------------------------------------------------------------
    Preferred shares Series 12                                      12,000(2)
    Preferred shares Series 13                                      12,000(3)
    Preferred shares Series 14                                      13,800(4)
    Preferred shares Series 15                                      13,800(5)
    -------------------------------------------------------------------------
    Class A preferred shares issued by Scotia Mortgage
     Investment Corporation                                            250(6)
    -------------------------------------------------------------------------
    Series 2000-1 trust securities issued by BNS
     Capital Trust                                                     500(6)
    Series 2002-1 trust securities issued by Scotiabank
     Capital Trust                                                     750(7)
    Series 2003-1 trust securities issued by Scotiabank
     Capital Trust                                                     750(7)
    Series 2006-1 trust securities issued by Scotiabank
     Capital Trust                                                     750(7)
    -------------------------------------------------------------------------
    Outstanding options granted under the Stock Option Plans
     to purchase common shares                                   29,329(1)(8)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) As at May 18, 2007, the number of outstanding common shares and options were 989,732 and 29,306, respectively. The number of other securities disclosed in this table were unchanged.
    (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
    (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
    (4) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share, except for the initial dividend paid on April 26, 2007, which was in an amount of $0.28356 per share.
    (5) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share, except for the initial dividend payable on July 27, 2007, which will be payable in an amount of $0.34829 per share.
    (6) Reported in capital instrument liabilities in the Consolidated
        Balance Sheet.
    (7) Reported in deposits in the Consolidated Balance Sheet.
    (8) Included are 16,339 stock options with tandem stock appreciation right (SAR) features.
    >>
    Further details, including convertibility features, are available in
Notes 13, 14 and 15 of the October 31, 2006 consolidated financial statements presented in the 2006 Annual Report, and Note 5 of this report.

    Accounting Policies and Estimates

    The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2006 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements.
    The Bank's interim consolidated financial statements have been affected by the implementation of three new CICA accounting standards, namely Financial
Instruments - Recognition and Measurement, Hedges and Comprehensive Income.
The changes, and the impact of these changes on the Bank's consolidated financial statements, are described in Note 1 to the interim consolidated financial statements. Consistent with the requirements of the new accounting standards, the Bank has not restated any prior period as a result of adopting the accounting changes, but has recorded certain transitional amounts that represent the cumulative effect of adjustments relating to prior periods. As required, unrealized foreign currency translation losses have been reclassified to accumulated other comprehensive income (loss) within shareholders' equity for prior periods.
    The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2006 Annual Report.

    <<
    Consolidated Statement of Income

                                     For the                   For the
                                three months ended         six months ended
    -------------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
    (Unaudited)($ millions)  2007(1)    2007(1)     2006    2007(1)     2006
    -------------------------------------------------------------------------
    Interest income
    Loans                  $  3,404   $  3,377  $  2,648  $  6,781  $  5,223
    Securities                1,286      1,131       998     2,417     1,895
    Securities purchased
     under resale
     agreements                 283        330       254       613       492
    Deposits with banks         266        251       210       517       394
    -------------------------------------------------------------------------
                              5,239      5,089     4,110    10,328     8,004
    -------------------------------------------------------------------------
    Interest expense
    Deposits                  2,600      2,526     1,942     5,126     3,732
    Subordinated debentures      30         33        31        63        66
    Capital instrument
     liabilities                 13         13        13        26        26
    Other                       802        741       593     1,543     1,140
    -------------------------------------------------------------------------
                              3,445      3,313     2,579     6,758     4,964
    -------------------------------------------------------------------------
    Net interest income       1,794      1,776     1,531     3,570     3,040
    Provision for credit
     losses (Note 3)             20         63        35        83       110
    -------------------------------------------------------------------------
    Net interest income
     after provision for
     credit losses            1,774      1,713     1,496     3,487     2,930
    -------------------------------------------------------------------------
    Other income
    Card revenues                89         93        71       182       146
    Deposit and payment
     services                   199        206       183       405       372
    Mutual funds                 73         68        60       141       118
    Investment management,
     brokerage and trust
     services                   195        188       175       383       336
    Credit fees                 129        132       132       261       263
    Trading revenues            151        149       157       300       400
    Investment banking          195        194       162       389       317
    Net gain on available-
     for-sale securities(2)      79        127       108       206       202
    Other                       198        176       138       374       257
    -------------------------------------------------------------------------
                              1,308      1,333     1,186     2,641     2,411
    -------------------------------------------------------------------------
    Net interest and other
     income                   3,082      3,046     2,682     6,128     5,341
    -------------------------------------------------------------------------
    Non-interest expenses
    Salaries and employee
     benefits                 1,004      1,003       928     2,007     1,862
    Premises and technology     329        327       298       656       579
    Communications               75         73        67       148       131
    Advertising and
     business development        70         76        53       146       100
    Professional                 48         45        38        93        70
    Business and capital
     taxes                       34         39        23        73        60
    Other                       166        161       158       327       325
    -------------------------------------------------------------------------
                              1,726      1,724     1,565     3,450     3,127
    -------------------------------------------------------------------------
    Income before the
     undernoted               1,356      1,322     1,117     2,678     2,214
    Provision for income
     taxes                      286        277       200       563       425
    Non-controlling
     interest in net income
     of subsidiaries             31         25        23        56        43
    -------------------------------------------------------------------------
    Net income             $  1,039   $  1,020  $    894  $  2,059  $  1,746
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Preferred dividends
     paid                        11          8         7        19        15
    -------------------------------------------------------------------------
    Net income available to
     common shareholders   $  1,028   $  1,012  $    887  $  2,040  $  1,731
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     common shares
     outstanding (millions):
      Basic                     992        991       988       992       989
      Diluted                 1,001      1,001     1,001     1,001     1,002
    -------------------------------------------------------------------------
    Earnings per common
     share (in dollars):
      Basic                $   1.04   $   1.02  $   0.90  $   2.06  $   1.75
      Diluted              $   1.03   $   1.01  $   0.89  $   2.04  $   1.73
    -------------------------------------------------------------------------
    Dividends per common
     share (in dollars)    $   0.42   $   0.42  $   0.36  $   0.84  $   0.72
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Certain comparative amounts have been reclassified to conform with current period presentation.
    (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
    (2) Prior to November 1, 2006, the net gain was related to securities classified as investment securities. Refer to Note 1 for further details.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Consolidated Balance Sheet

                                                     As at
    -------------------------------------------------------------------------
                                   April 30 January 31 October 31   April 30
    (Unaudited)($ millions)          2007(1)    2007(1)      2006       2006
    -------------------------------------------------------------------------
    Assets
    Cash resources
    Cash and non-interest-bearing
     deposits with banks           $  2,532   $  2,508   $  2,280   $  2,055
    Interest-bearing deposits with
     banks                           23,967     20,277     17,734     19,592
    Precious metals                   4,623      3,599      3,362      4,020
    -------------------------------------------------------------------------
                                     31,122     26,384     23,376     25,667
    -------------------------------------------------------------------------
    Securities
    Trading                          71,547     64,307     62,490     58,417
    Available-for-sale(2)            28,627     36,208     33,012     29,758
    -------------------------------------------------------------------------
                                    100,174    100,515     95,502     88,175
    -------------------------------------------------------------------------
    Securities purchased under
     resale agreements               25,867     24,129     25,705     22,208
    -------------------------------------------------------------------------
    Loans
    Residential mortgages            94,706     92,055     89,590     81,575
    Personal and credit cards        40,408     39,757     39,058     36,857
    Business and government          83,424     83,067     76,733     67,407
    -------------------------------------------------------------------------
                                    218,538    214,879    205,381    185,839
    Allowance for credit losses
     (Note 3)                         2,505      2,620      2,607      2,706
    -------------------------------------------------------------------------
                                    216,033    212,259    202,774    183,133
    -------------------------------------------------------------------------
    Other
    Customers' liability under
     acceptances                     10,277     10,431      9,555      9,104
    Trading derivatives' market
     valuation                       14,313     10,688     10,369     16,685
    Land, buildings and equipment     2,308      2,344      2,256      2,178
    Goodwill                          1,176      1,121        873        639
    Other intangible assets             301        317        294        269
    Other assets                     10,139      8,282      8,302      8,921
    -------------------------------------------------------------------------
                                     38,514     33,183     31,649     37,796
    -------------------------------------------------------------------------
                                   $411,710   $396,470   $379,006   $356,979
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities and shareholders'
     equity
    Deposits
    Personal                       $ 97,218   $ 96,823   $ 93,450   $ 90,718
    Business and government         157,919    148,995    141,072    124,363
    Banks                            36,466     31,201     29,392     32,567
    -------------------------------------------------------------------------
                                    291,603    277,019    263,914    247,648
    -------------------------------------------------------------------------
    Other
    Acceptances                      10,277     10,431      9,555      9,104
    Obligations related to
     securities sold under
     repurchase agreements           29,577     29,612     33,470     29,960
    Obligations related to
     securities sold short           21,521     18,201     13,396     10,961
    Trading derivatives' market
     valuation                       12,214     11,039     11,211     15,746
    Other liabilities                22,976     26,792     26,457   23,766(3)
    Non-controlling interest in
     subsidiaries                       496        491        435        387
    -------------------------------------------------------------------------
                                     97,061     96,566     94,524   89,924(3)
    -------------------------------------------------------------------------
    Subordinated debentures           2,301      2,340      2,271      2,268
    -------------------------------------------------------------------------
    Capital instrument liabilities      750        750        750        750
    -------------------------------------------------------------------------
    Shareholders' equity
    Capital stock
      Preferred shares                1,290        945        600        600
      Common shares and contributed
       surplus                        3,539      3,520      3,425      3,363
    Retained earnings                16,763     16,376     15,843   14,884(3)
    Accumulated other comprehensive
     income (loss)(1)                (1,597)    (1,046)    (2,321)    (2,458)
    -------------------------------------------------------------------------
                                     19,995     19,795     17,547   16,389(3)
    -------------------------------------------------------------------------
                                   $411,710   $396,470   $379,006   $356,979
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Certain comparative amounts have been reclassified to conform with current period presentation.
    (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
    (2) Prior to November 1, 2006, these securities were classified as investment securities. Refer to Note 1 for further details.
    (3) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Consolidated Statement of Changes in Shareholders' Equity

                                                    For the six months ended
    -------------------------------------------------------------------------
                                                         April 30   April 30
    (Unaudited) ($ millions)                                 2007       2006
    -------------------------------------------------------------------------
    Preferred shares
    Balance at beginning of period                       $    600   $    600
    Issued                                                    690          -
    -------------------------------------------------------------------------
    Balance at end of period                                1,290        600
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Common shares and contributed surplus
    Common shares:
      Balance at beginning of period                        3,425      3,316
      Issued                                                  130         65
      Purchased for cancellation                              (16)       (19)
    -------------------------------------------------------------------------
      Balance at end of period                              3,539      3,362
    Contributed surplus: Fair value of stock options            -          1
    -------------------------------------------------------------------------
    Total                                                   3,539      3,363
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Retained earnings
    Balance at beginning of period                         15,843     14,126
    Cumulative effect of adopting new accounting policies  (61)(1)    (25)(2)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                                           15,782     14,101
    Net income                                              2,059      1,746
    Dividends: Preferred                                      (19)       (15)
               Common                                        (833)      (712)
    Purchase of shares                                       (218)      (236)
    Other                                                      (8)         -
    -------------------------------------------------------------------------
    Balance at end of period                               16,763     14,884
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Accumulated other comprehensive income (loss)(1)
    Balance at beginning of period                         (2,321)    (1,961)
    Cumulative effect of adopting new accounting policies     683          -
    Other comprehensive income (loss)                          41       (497)
    -------------------------------------------------------------------------
    Balance at end of period                               (1,597)    (2,458)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders' equity at end of period          $ 19,995   $ 16,389
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statement of Comprehensive Income(1)

                                         For the                For the
                                    three months ended      six months ended
    -------------------------------------------------------------------------
                                   April 30   April 30   April 30   April 30
    (Unaudited) ($ millions)           2007       2006       2007       2006
    -------------------------------------------------------------------------
    Comprehensive income
    Net income                     $  1,039   $    894   $  2,059   $  1,746
    -------------------------------------------------------------------------
    Other comprehensive income
     (loss), net of income taxes:
      Net change in unrealized
       foreign currency translation
       losses                          (588)      (257)       (66)      (497)
      Net change in unrealized
       gains on available-for-sale
       securities                        17          -         65          -
      Net change in gains on
       derivative instruments
       designated as cash flow
       hedges                            20          -         42          -
    -------------------------------------------------------------------------
    Other comprehensive income
     (loss)                            (551)      (257)        41       (497)
    -------------------------------------------------------------------------
    Comprehensive income           $    488   $    637   $  2,100   $  1,249
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Certain comparative amounts have been reclassified to conform with current period presentation.
    (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
    (2) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Condensed Consolidated Statement of Cash Flows

                                        For the                 For the
                                   three months ended       six months ended
    -------------------------------------------------------------------------
    Sources (uses) of
     cash flows                    April 30   April 30   April 30   April 30
    (Unaudited) ($ millions)           2007       2006       2007       2006
    -------------------------------------------------------------------------
    Cash flows from operating
     activities
    Net income                     $  1,039   $    894   $  2,059   $  1,746
    Adjustments to determine net
     cash flows from (used in)
     operating activities                85        (38)        36        (81)
    Net accrued interest receivable
     and payable                       (115)        37        120        (60)
    Trading securities               (8,139)    (7,165)    (9,331)    (9,331)
    Trading derivatives' market
     valuation, net                  (2,805)    (1,606)    (3,099)      (493)
    Other, net                       (1,373)      (314)    (2,355)    (1,556)
    -------------------------------------------------------------------------
                                    (11,308)    (8,192)   (12,570)    (9,775)
    -------------------------------------------------------------------------
    Cash flows from financing
     activities
    Deposits                         21,175     17,204     28,582     30,096
    Obligations related to
     securities sold under
     repurchase agreements              574      5,825     (4,062)     5,001
    Obligations related to
     securities sold short            3,699        444      8,349       (230)
    Preferred shares issued             345          -        690          -
    Common shares issued                 20         28         85         56
    Common shares redeemed/purchased
     for cancellation                  (234)       (87)      (234)      (255)
    Subordinated debentures redeemed      -       (300)         -       (300)
    Cash dividends paid                (428)      (363)      (852)      (727)
    Other, net                        1,834        453      2,757        896
    -------------------------------------------------------------------------
                                     26,985     23,204     35,315     34,537
    -------------------------------------------------------------------------
    Cash flows from investing
     activities
    Interest-bearing deposits with
     banks                           (4,665)      (700)    (6,202)    (4,082)
    Securities purchased under
     resale agreements               (1,872)    (2,469)      (296)    (2,250)
    Loans, excluding
     securitizations                 (8,482)    (7,337)   (16,231)   (11,613)
    Loan securitizations                595        698      1,443      1,132
    Available-for-sale securities,
     net(1)                          (1,061)    (3,552)      (895)    (6,466)
    Land, buildings and equipment,
     net of disposals                   (44)       (54)      (164)      (102)
    Other, net(2)                       (37)    (1,759)      (119)    (1,759)
    -------------------------------------------------------------------------
                                    (15,566)   (15,173)   (22,464)   (25,140)
    -------------------------------------------------------------------------
    Effect of exchange rate changes
     on cash and cash equivalents       (87)       (28)       (29)       (68)
    -------------------------------------------------------------------------
    Net change in cash and cash
     equivalents                         24       (189)       252       (446)
    Cash and cash equivalents at
     beginning of period              2,508      2,244      2,280      2,501
    -------------------------------------------------------------------------
    Cash and cash equivalents at
     end of period(3)              $  2,532   $  2,055   $  2,532   $  2,055
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash disbursements made for:
      Interest                     $  3,452   $  2,422   $  7,246   $  4,749
      Income taxes                 $    333   $    293   $    616   $    567
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Certain comparative amounts have been reclassified to conform with current period presentation.
    (1) Prior to November 1, 2006, this related to securities classified as investment securities. Refer to Note 1 for further details.
    (2) For the three and six months ended April 30, 2007, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and $3, respectively (April 30, 2006 -
        $137), and net of non-cash consideration of common shares issued from treasury of $11 and $15, respectively (April 30, 2006 - nil).
    (3) Represents cash and non-interest-bearing deposits with banks.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Notes to the Interim Consolidated Financial Statements (Unaudited)

    These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

    1.  Changes in accounting policies

        Current year changes

        Commencing November 1, 2006, the Bank adopted three new CICA accounting standards: (i) Financial Instruments - Recognition and
        Measurement, (ii) Hedges and (iii) Comprehensive Income. The main requirements of these new standards, the related accounting policies subsequently adopted by the Bank and the resulting financial statement impact are further discussed below.

        Prior periods have not been restated as a result of implementing the new accounting standards. As required, unrealized foreign currency translation gains/losses on net investments in self-sustaining foreign operations have been reclassified to accumulated other comprehensive income (loss) for prior periods. The Bank has recorded a net reduction of $61 million (net of income tax benefit of
        $31 million) to opening fiscal 2007 retained earnings for the cumulative prior period effect arising on adoption of the new accounting standards. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses on transition date relating to certain previously discontinued hedges.
        The impact of the changes to net income for this quarter was a net decrease of $8 million after tax (January 31, 2007 - a net increase of $8 million after tax).

        The most significant balance sheet categories impacted on November 1,
        2006, as a result of these new standards were as follows:

        ---------------------------------------------------------------------
        $ millions
                                Increase/
        Balance sheet category  (Decrease)   Explanation
        ---------------------------------------------------------------------
        Available-for-sale                   To record these securities at
         securities               $ 1,091    fair value
        ---------------------------------------------------------------------
                                             To record future taxes on the
        Future tax assets                    components of accumulated other
         (Other assets)           $  (369)   comprehensive income
        ---------------------------------------------------------------------
                                             After-tax impact on opening
                                             retained earnings resulting from
        Retained earnings         $   (61)   adoption of new standards
        ---------------------------------------------------------------------
                                             After-tax impact related to net
                                             unrealized gains on available-
        Accumulated other                    for-sale securities and cash
         comprehensive income     $   683    flow hedges
        ---------------------------------------------------------------------

        (i)   Financial Instruments - Recognition and Measurement

        The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance
        Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-
        trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards.

        The standards require unrealized gains and losses on financial assets that are held as available-for-sale to be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. The Bank has
        classified all investment securities at November 1, 2006 as available-for-sale. As such, the related unrealized gains and losses on these securities are recorded in accordance with these
        requirements. Available-for-sale equity securities which do not have a quoted market price will continue to be recorded at cost.
        Available-for-sale securities are still subject to a regular review for losses that are other than temporary. If a security is assessed to have a loss that is other than temporary, the security is written down to fair value. The change in accounting policy related to other than temporary impairment was not material. The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of both the Consolidated Balance Sheet and the Consolidated
        Statement of Income.

        Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income.

        All derivatives, including embedded derivatives that must be separately accounted for, are now recorded at fair value in the
        Consolidated Balance Sheet. This primarily impacts asset/liability management derivatives which meet hedge accounting criteria as these were previously accounted for on an accrual basis. These hedging derivatives are now recorded in other assets and other liabilities.
        In addition, under the new accounting standards, inception gains or losses will no longer be recognized on derivative instruments where the valuation is dependant on unobservable market data. In such instances, the inception gain or loss will be deferred over the life of the related contract, or until the valuation inputs become observable.

        Pursuant to the new requirements, a liability will be recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is normally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. The Bank has recorded an increase in other liabilities of $78 million as at
        November 1, 2006 and a corresponding increase in other assets relating to these guarantees.

        The Bank's accounting policy is to capitalize transaction costs relating to non-trading financial assets and non-trading financial liabilities and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument.

        Items designated as trading

        Under the new accounting standards, the Bank has elected to designate certain portfolios of assets and liabilities as trading, as further described below.

        The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. By classifying these loans as trading, the fair value changes will be recorded in income along with the fair value changes of the derivative. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $4.7 billion as at April 30, 2007 and $3.3 billion as at November 1, 2006. The change in fair value that was recorded through trading income during the quarter was a gain of $94 million
        (January 31, 2007 - $110 million), and was entirely offset by changes in the fair value of the related credit derivatives.

        The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $210 million as at
        April 30, 2007 and $164 million as at November 1, 2006. The change in fair value that was recorded through trading income during the quarter was a gain of $4 million (January 31, 2007 - $5 million).

        The Bank has classified certain deposit note liabilities containing extension features as trading in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these deposit note liabilities, including the extension feature, is determined by discounting expected cash flows, using current market rates offered for similar instruments. The fair value of these liabilities was
        $807 million as at April 30, 2007 and $785 million as at November 1,
        2006. The change in fair value that was recorded through net interest income on these deposit note liabilities during the quarter was a loss of $1 million (January 31, 2007 - gain of $2 million), virtually all of which was due to changes in market interest rates. There was no change in fair value attributable to the credit risk.

        (ii)  Hedges

        The criteria specifying when a derivative instrument may be accounted for as a hedge has not changed substantially. There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and
        (iii) net investment hedges. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis.

        In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
        The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

        In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated
        Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. Accumulated other comprehensive income arising from cash flow hedges was a gain of $19 million (after tax) as at April 30, 2007. The reclassification from accumulated other comprehensive income to earnings over the next
        12 months as a result of outstanding cash flow hedges is not expected to be material. As at April 30, 2007, the maximum length of cash flow hedges outstanding was less than seven years.

        In a net investment hedge, the change in fair value of the hedging instrument, to the extent it is effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

        Any hedge ineffectiveness is measured and recorded in current period net interest income in the Consolidated Statement of Income.
        Previously, hedge ineffectiveness was generally recognized in the
        Consolidated Statement of Income over the life of the hedging relationship. The Bank recorded a loss of $6 million during the quarter (January 31, 2007 - gain of $12 million), of which $5 million
        (January 31, 2007 - gain of $9 million) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

        There were no significant changes to the Bank's risk management policies and hedging activities as a result of the new accounting standards.

        (iii) Comprehensive Income

        A new Statement of Comprehensive Income now forms part of the Bank's consolidated financial statements and displays current period net income and other comprehensive income.

        Accumulated other comprehensive income (loss) is a separate component of shareholders' equity. The Consolidated Statement of Comprehensive
        Income reflects changes in accumulated other comprehensive income, including changes in unrealized gains and losses on available-for-
        sale assets, as well as changes in the fair value of derivatives designated as cash flow hedges, to the extent they are effective.
        Unrealized foreign currency translation amounts arising from self-
        sustaining foreign operations and the impact of any related hedges, previously reported separately in the Consolidated Statement of
        Changes in Shareholders' Equity, now form part of accumulated other comprehensive income (loss).

        The components of accumulated other comprehensive income (loss) as at and for the period ended April 30, 2007, and other comprehensive income (loss) for the three and six months then ended were as follows.

        Accumulated other comprehensive income (loss)

                                      As at and for the six months ended
        ---------------------------------------------------------------------
                                 Opening  Transition         Net      Ending
                                 balance      amount      change     balance
                              -----------------------------------------------
                              October 31  November 1                April 30
        ($ millions)                2006        2006                    2007
        ---------------------------------------------------------------------
        Unrealized foreign
         currency translation
         losses, net of
         hedging activities      $(2,321)    $     -     $   (66) $(2,387)(1)
        Unrealized gains on
         available-for-sale
         securities, net of
         hedging activities            -         706          65       771(2)
        Gains (losses) on
         derivative
         instruments
         designated as cash
         flow hedges                   -         (23)         42        19(3)
        ---------------------------------------------------------------------
        Accumulated other
         comprehensive income
         (loss)                  $(2,321)    $   683     $    41     $(1,597)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------
                                 Opening         Net      Ending
                                 balance      change     balance
                              -----------------------------------
                              October 31                April 30
        ($ millions)                2005                    2006
        ---------------------------------------------------------
        Unrealized foreign       $(1,961)    $  (497) $(2,458)(1)
         currency translation
         losses, net of
         hedging activities
        Unrealized gains on
         available-for-sale
         securities, net of
         hedging activities            -           -           -
        Gains (losses) on
         derivative
         instruments
         designated as cash
         flow hedges                   -           -           -
        ---------------------------------------------------------
        Accumulated other
         comprehensive income
         (loss)                  $(1,961)    $  (497)    $(2,458)
        ---------------------------------------------------------
        ---------------------------------------------------------
        (1) Net of income tax expense of nil.
        (2) Net of income tax expense of $427. Also, the balance as at
            April 30, 2007 includes unrealized losses of $147 after tax on the available-for-sale securities.
        (3) Net of income tax expense of $8.

        Other comprehensive income (loss)

        The following table summarizes the changes in the components of other comprehensive income (loss).

                                        For the                 For the
                                   three months ended       six months ended
        ---------------------------------------------------------------------
                                   April 30   April 30   April 30   April 30
        ($ millions)                   2007       2006     2007(6)      2006
        ---------------------------------------------------------------------
        Net change in unrealized
         foreign currency
         translation losses
        Unrealized foreign
         currency translation
         losses(1)                 $ (1,009)  $   (331)  $   (117)  $   (775)
        Gains on hedges of net
         investments in self-
         sustaining foreign
         operations(1)                  421         74         51        278
        ---------------------------------------------------------------------
                                       (588)      (257)       (66)      (497)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Net change in unrealized
         gains on available-for-
         sale securities
        Unrealized gains on
         available-for-sale
         securities(2)                   70          -        141          -
        Reclassification of net
         realized gains to net
         income(3)                      (53)         -        (76)         -
        ---------------------------------------------------------------------
                                         17          -         65          -
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Net change in gains on
         derivative instruments
         designated as cash flow
         hedges
        Gains (losses) on derivative
         instruments designated as
         cash flow hedges(4)           (113)         -        134          -
        Reclassification of gains
         and losses to net income(5)    133          -        (92)         -
        ---------------------------------------------------------------------
                                         20          -         42          -
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Other comprehensive income
         (loss)                    $   (551)  $   (257)  $     41   $   (497)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) For the three and six months ended April 30, 2007, net of income tax expense of nil (April 30, 2006 - nil).
        (2) For the three and six months ended April 30, 2007, net of income tax expense of $36 and $82, respectively.
        (3) For the three and six months ended April 30, 2007, net of income tax benefit of $23 and $37, respectively.
        (4) For the three and six months ended April 30, 2007, net of income tax benefit of $58 and income tax expense of $67, respectively.
        (5) For the three and six months ended April 30, 2007, net of income tax expense of $67 and income tax benefit of $46, respectively.
        (6) The prior quarter's amounts included herein have been
            reclassified to conform with the current period presentation.

        Prior year change

        In the third quarter of 2006, the Bank early adopted a CICA Abstract dealing with the accounting for stock-based compensation for employees eligible to retire before the vesting date. This Abstract required that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and
        ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the time frame between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.

        The Bank did not restate net income for any particular prior quarter, as it was not material to any particular quarter or annual period, and recorded an adjustment of $25 million (net of income tax benefit of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy.

    2.  Sales of loans through securitizations

        The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2007, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 1.0% and a discount rate of 4.1%. The following table summarizes the Bank's sales.

                                     For the                   For the
                                three months ended         six months ended
        ---------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
        ($ millions)           2007       2007      2006      2007      2006
        ---------------------------------------------------------------------
        Net cash
         proceeds(1)       $    595   $    848  $    698  $  1,443  $  1,132
        Retained interest        17         32        22        49        33
        Retained servicing
         liability               (4)        (7)       (6)      (11)       (8)
        ---------------------------------------------------------------------
                                608        873       714     1,481     1,157
        Residential
         mortgages
         securitized            605        861       712     1,466     1,149
        ---------------------------------------------------------------------
        Net gain on sale   $      3   $     12  $      2  $     15  $      8
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) Excludes insured mortgages which were securitized and retained by the Bank of $182 for the three months ended April 30, 2007
            (January 31, 2007 - $526; April 30, 2006 - $246), and $708 for
            the six months ended April 30, 2007 (April 30, 2006 - $514). As at April 30, 2007, the outstanding balance of mortgage-backed securities was $2,562, and these assets have been classified as available-for-sale securities.

    3.  Allowance for credit losses

        The following table summarizes the change in the allowance for credit losses.

                                     For the                   For the
                                three months ended         six months ended
        ---------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
        ($ millions)           2007       2007      2006      2007      2006
        ---------------------------------------------------------------------
        Balance at
         beginning of
         period            $  2,631   $  2,618  $  2,445  $  2,618  $  2,475
        Write-offs             (136)      (168)     (120)     (304)     (251)
        Recoveries               64         34        56        98        95
        Provision for
         credit losses         20(4)        63        35        83       110
        Other, including
         foreign exchange
         adjustment             (63)        84       301        21       288
        ---------------------------------------------------------------------
        Balance at the
         end of
         period(1)(2)(3)   $  2,516   $  2,631  $  2,717  $  2,516  $  2,717
        ---------------------------------------------------------------------
        (1) As at April 30, 2007, includes $43 of specific and general allowances relating to acquisitions of new subsidiaries
            (January 31, 2007 - $26; April 30, 2006 - $342), which may change as the valuation of the acquired loan assets is finalized.
        (2) As at April 30, 2007, $11 has been recorded in other liabilities
            (January 31, 2007 - $11; April 30, 2006 - $11).
        (3) As at April 30, 2007, the general allowance for credit losses was
            $1,298 (January 31, 2007 - $1,323; April 30, 2006 - $1,330).
        (4) Net of reduction in general allowance of $25.

    4.  Variable interest entities

        On April 30, 2007, one of the multi-seller conduits administered by the Bank issued a subordinated note to an unrelated party that will absorb the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the variable interest entity (VIE) was no longer recorded in the Bank's
        Consolidated Balance Sheet as at April 30, 2007. This deconsolidation resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and an increase in indirect credit commitments of $8 billion.

    5.  Significant capital transactions

        In the first quarter of 2007, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank's common shares.
        This represents approximately 2% of the Bank's common shares outstanding as at December 31, 2006. The bid will terminate on the earlier of January 11, 2008, or the date on which the Bank completes its purchases. For the three and six months ended April 30, 2007, the
        Bank purchased 4.4 million common shares at an average cost of
        $53.52.

        The Bank issued $345 million, or 13.8 million shares, of Series 15
        Non-cumulative preferred shares during the second quarter of 2007.
        The initial issuance of 12 million shares was completed on April 5,
        2007, with the remaining 1.8 million shares issued on April 17, 2007.
        The Series 15 preferred shares are entitled to non-cumulative preferential cash dividends, payable quarterly in an amount per share of $0.28125. The initial dividend, payable on July 27, 2007, will be
        $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012 at $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until
        July 27, 2016, following which no redemption premium is payable.
        These preferred shares qualify as Tier 1 capital.

        The Bank issued $345 million, or 13.8 million shares, of Series 14
        Non-cumulative preferred shares during the first quarter of 2007. The
        Series 14 preferred shares are entitled to non-cumulative
        preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid on April 26, 2007, was
        $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until
        April 27, 2016, following which no redemption premium is payable.
        These preferred shares qualify as Tier 1 capital.

    6.  Employee future benefits

        Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                     For the                   For the
                                three months ended         six months ended
        ---------------------------------------------------------------------
                           April 30 January 31  April 30  April 30  April 30
        ($ millions)           2007       2007      2006      2007      2006
        ---------------------------------------------------------------------
        Benefit expenses
        Pension plans      $      7   $      9  $     22  $     16  $     46
        Other benefit
         plans                   30         30        32        60        63
        ---------------------------------------------------------------------
                           $     37   $     39  $     54  $     76  $    109
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

    7.  Segmented results of operations

        Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
        International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables above.

    8.  Acquisitions

        During the second quarter of 2007, the Bank reached an agreement to acquire 24.99% of Thanachart Bank for approximately $240 million. The transaction is subject to regulatory approval and is expected to close during the third quarter.

        During the fourth quarter of 2006, the Bank completed the acquisition of Corporacion Interfin, the parent company of Banco Interfin in
        Costa Rica, for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. In the first quarter, the estimated total goodwill of
        $247 million and other intangible assets of $35 million were recorded in the Consolidated Balance Sheet. These amounts may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

    9.  Subsequent event

        Subsequent to the quarter, the Bank announced its intention to redeem on July 16, 2007 all of its $500 million, 6.25% debentures due
        July 2012, at par plus accrued and unpaid interest.

    Direct deposit service

    Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

    Dividend and Share Purchase Plan

    Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
    As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
    For more information on participation in the plan, please contact the
Transfer Agent.

    Dividend dates for 2007

    Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

           Record Date                Payment Date
           January 2                  January 29
           April 3                    April 26
           July 3                     July 27
           October 2                  October 29

    Duplicated communication

    If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

    Website

    For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

    Conference call and Web broadcast

    The quarterly results conference call will take place on May 29, 2007, at
2:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-
mail to investor.relations(at)scotiabank.com.
    A telephone replay of the conference call will be available from May 29,
2007, to June 12, 2007, by calling (416) 640-1917 and entering the identification code 21228443 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

    -------------------------------------------------------------------------

    CONTACT INFORMATION

    Investors:
    Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
           Scotiabank
           Scotia Plaza, 44 King Street West
           Toronto, Ontario, Canada M5H 1H1
           Telephone: (416) 866-5982
           Fax: (416) 866-7867
           E-mail: investor.relations(at)scotiabank.com

    Media:
    For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.
           Telephone: (416) 866-3925
           Fax: (416) 866-4988
           E-mail: corpaff(at)scotiabank.com

    Shareholders:
    For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:
           Computershare Trust Company of Canada
           100 University Avenue, 9th Floor
           Toronto, Ontario, Canada M5J 2Y1
           Telephone: 1-877-982-8767
           Fax: 1-888-453-0330
           E-mail: service(at)computershare.com

           Co-Transfer Agent (U.S.A.)
           Computershare Trust Company N.A.
           350 Indiana Street
           Golden, Colorado 80401 U.S.A.
           Telephone: 1-800-962-4284

    For other shareholder enquiries, please contact the Finance Department:
           Scotiabank
           Scotia Plaza, 44 King Street West
           Toronto, Ontario, Canada M5H 1H1
           Telephone: (416) 866-4790
           Fax: (416) 866-4048
           E-mail: corporate.secretary(at)scotiabank.com

    Rapport trimestriel disponible en franais

    Le Rapport annuel et les tats financiers de la Banque sont publis en franais et en anglais et distribus aux actionnaires dans la version de leur choix. Si vous prfrez que la documentation vous concernant vous soit adresse en franais, veuillez en informer Relations publiques,Affaires de la socit et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'tiquette d'adresse, afin que nous puissions prendre note du changement.

    The Bank of Nova Scotia is incorporated in Canada with limited liability.
    >>

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs, (416)
866-7238/
    (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:21e 29-MAY-07